FEB 29 2012

Public Washington, DC 123

[redacted]

12012829

SECU[...]SSION
[...]gton, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-33541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gain Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd.
(No. and Street)

Cleveland	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Lavin (800) 222-5520
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name - *if individual, state last, first, middle name*)

301 Springside Drive	Akron	OH	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherry Lavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gain Capital Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES: SEPT. 24, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SS&G

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

SS&G
Certified Public Accountants and Advisers

Cleveland Office
32125 Solon Road
Cleveland, OH 44139
440-248-8787
fax: 440-248-0841
www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Gain Capital Securities, Inc.
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc. as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling

such information directly to the underlying accounting and other records used to prepare the statement of financial condition or the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

SS+G, Inc.

February 27, 2012

SS&G

www.SSandG.com

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2011
ASSETS		
Cash and cash equivalents	$	670,098
Deposit with clearing broker		100,189
Receivable from clearing broker		12,839
Property and equipment at cost, less accumulated depreciation of $68,809		2,357
Goodwill		532,776
Other assets		35,320
TOTAL ASSETS	$	1,353,579
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	47,189
Due to related party		257,072
TOTAL LIABILITIES		304,261
SHAREHOLDER'S EQUITY		
Common stock		
No par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,325,000
Accumulated deficit		(1,375,682)
TOTAL SHAREHOLDER'S EQUITY		1,049,318
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,353,579

See accompanying notes to statement of financial condition.

NOTE A - Organization and operations

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB) which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly owned by Gain Capital Holdings, Inc. (the Parent).

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

NOTE B - Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash
Pursuant to an agreement with its clearing broker, the Company must maintain a minimum of $100,000 in an interest bearing deposit account. As of December 31, 2011, this balance was $100,189.

Receivables and allowance for doubtful accounts
Receivable from clearing broker is an uncollateralized broker obligation due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivable from clearing broker, net of trading costs, is stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The Company recognizes an allowance for losses on receivables in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2011, management determined that no allowance was necessary.

NOTE B - Summary of significant accounting policies, continued

Property and equipment
Property and equipment consisted of the following at December 31, 2011:

Leasehold improvements	$	59,145
Office equipment		12,021
		71,166
Less accumulated depreciation		(68,809)
	$	2,357

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 3 years for office equipment, and the term of the lease for leasehold improvements.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2011 and February 27, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Goodwill

The Company reviews goodwill for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. During 2011, the Company determined that its fair value, which was estimated based on the value of the platform used for product lines, was greater than its carrying value.

NOTE D – Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC (GCGLLC), a wholly-owned subsidiary of GHLLC, whereby GCGLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain operational expenses were paid by GCGLLC on the Company's behalf. The Agreement will continue in effect until December 31, 2012, unless notice of termination is given by either party.

At December 31, 2011, due to related party consisted of amounts due to GCGLLC related to services under the Agreement, less the amount due from the Parent as a result of the Company's net operating loss for 2011.

NOTE E – Income taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income taxes are recorded for timing differences between financial and income tax reporting and relate to operating loss carryforwards. The Company's net deferred tax asset was $0 at December 31, 2011, and was comprised of a deferred tax asset of $504,400 and a valuation allowance of $(504,400). The valuation allowance increased by approximately $94,000 during 2011.

As of December 31, 2011, the Company had net operating loss carryforwards approximating $1,375,000. Substantially all of the net operating loss carryforwards expire by 2032.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2008.

NOTE F – Lease

The Company leases office space under an operating lease in Ohio, which expires October 2012. The future minimum lease payments for this office space for 2012 are $19,000.

NOTE G – Retirement savings plan

The Company maintains a 401(k) profit sharing retirement savings plan, covering all full-time employees who have completed three months of service and are at least 20½ years of age. The Company makes matching contributions of employees' elective deferrals up to 15% of total compensation. The Company may also make a discretionary profit-sharing contribution to the plan.

NOTE H – Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2011 was $20,285. At December 31, 2011, the Company's net capital was $463,420 and exceeded the minimum net capital requirement by $443,135. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.66 to 1.

Supplementary Information

GAIN CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total Shareholder's Equity from Statement of Financial Condition	$ 1,049,318
Nonallowable assets:	
Cash on hand	152
Property and equipment, net	2,357
Goodwill	532,776
Other assets	35,276
Total nonallowable assets	570,561
Net Capital before haircuts on securities	478,757
Haircuts on securities	15,337
Net Capital	463,420
Net capital requirement (6 2/3% of aggregate indebtedness)	20,285
Excess net capital	$ 443,135
Total aggregate indebtedness	$ 304,261
Percentage of aggregate indebtedness to net capital	66%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2011.

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Reports

SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Cleveland Office
32125 Solon Road
Cleveland, OH 44139
440-248-8787
fax: 440-248-0841
www.SSandG.com

To the Shareholder of
Gain Capital Securities, Inc.

In planning and performing our audit of the financial statements of Gain Capital Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

February 27, 2012

SS&G

www.SSandG.com